                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.2 )*

                               SUCCESSORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864591102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                            Chicago, Illinois 60602
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.12d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 9 Pages

----------------------------------                       -----------------------
CUSIP NO. 864591102                     13D              Page 2 of 9 Pages
----------------------------------                       -----------------------

--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller Family Limited Partnership #1
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                     (a) /X/
                                                                                                     (b) / /
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                       / /
--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN

          Delaware
----------------------------------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY          729,831
EACH REPORTING PERSON WITH
                            ---- -------------------------------------------------------------------------------------
                             8   SHARED VOTING POWER
                                 0
                            ---- -------------------------------------------------------------------------------------
                             9   SOLE DISPOSITIVE VOTING POWER
                                 729,831
                            ---- -------------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 0
----------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          729,831
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                    / /

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.5% (See Item 5)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                       -----------------------
CUSIP NO. 864591102                     13D              Page 3 of 9 Pages
----------------------------------                       -----------------------

--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) /X/
                                                                                                     (b) / /
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                        / /
--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN

          United States
--------------------------- ---- -------------------------------------------------------------------------------------
     NUMBER OF SHARES        7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY          12,584
EACH REPORTING PERSON WITH
                            ---- -------------------------------------------------------------------------------------
                             8   SHARED VOTING POWER
                                 0
                            ---- -------------------------------------------------------------------------------------
                             9   SOLE DISPOSITIVE VOTING POWER
                                 12,584
                            ---- -------------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 0
--------------------------- ---- -------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,584
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                      / /

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2% (See Item 5)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          00
--------- ------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                       -----------------------
CUSIP NO. 864591102                     13D              Page 4 of 9 Pages
----------------------------------                       -----------------------

--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) /X/
                                                                                                     (b) / /
--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                       / /
--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN

          United States
--------------------------- ---- -------------------------------------------------------------------------------------
     NUMBER OF SHARES        7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY          6,500
EACH REPORTING PERSON WITH
                            ---- -------------------------------------------------------------------------------------
                             8   SHARED VOTING POWER
                                 4,082

                            ---- -------------------------------------------------------------------------------------
                             9   SOLE DISPOSITIVE VOTING POWER
                                 6,500

                            ---- -------------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 4,082
--------------------------- ---- -------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,582
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                        /X/
          See Item 5
--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2% (See Item 5)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ------------------------------------------------------------------------------------------------------------

----------------------------------                       -----------------------
CUSIP NO. 864591102                     13D              Page 5 of 9 Pages
----------------------------------                       -----------------------



ITEM 1.           SECURITY AND ISSUER.

Title of Class of Securities:               common stock, par value $.01 per share (the "Common Stock")

Name and Address of Issuer:                 Successories, Inc. (the "Issuer")
                                            2520 Diehl Road
                                            Aurora, Illinois 60504

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed to reflect the beneficial ownership by each of the persons described below (each, a "Reporting Person) of shares of Common Stock, Series A Convertible Preferred Stock of the Issuer, par value $.01 per share (the "Series A Preferred Stock"), and Series B Convertible Preferred Stock of the Issuer, par value $.01 per share ("Series B Preferred Stock"). Due to the nature of their relationship to one another, the Reporting Persons may be deemed to constitute a "group" within meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the "Act").

         JACK MILLER FAMILY LIMITED PARTNERSHIP #1 (THE "LIMITED PARTNERSHIP"). The Limited Partnership is a Delaware limited partnership, the principal business of which is to hold, own, transfer or otherwise deal with the shares of Series A Preferred Stock, shares of Series B Preferred Stock, and any other investment interests owned or that may be owned by the Limited Partnership (including, but not limited to, exercising any and all management or other voting rights with respect to such investments) and any and all revenues, sales proceeds, and other receipts therefrom, and to conduct any other business or businesses as are permitted to be conducted by a limited partnership under the Delaware Revised Uniform Limited Partnership Act. The business address of the Limited Partnership is 475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069.

         JACK MILLER, NOT INDIVIDUALLY BUT SOLELY AS TRUSTEE OF THE JACK MILLER TRUST DATED JANUARY 18, 1984 (THE "TRUST"). The Trust, which is organized under the laws of the State of Illinois, serves as the sole general partner of the Limited Partnership. The business address of the Trust is 475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069.

         JACK MILLER ("MR. MILLER"). Mr. Miller, a United States citizen, is the sole trustee of the Trust. Mr. Miller serves as the Chairman of the Board of Directors of the Issuer, a corporation which designs, manufactures and markets motivational and self-improvement products, and as a consultant to Quill Corporation, an office products supplier. Mr. Miller's business address is 475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As previously reported, the Limited Partnership purchased (i) 412,371 shares of Series A Preferred Stock in May 1999 for an aggregate purchase price of $1,000,000 and (ii) 50,000 shares of Series B Preferred Stock in October 1999 for an aggregate purchase price of $750,000. The source of such funds was capital contributions made by the partners of the Limited Partnership. The 412,371 shares of Series A Preferred Stock currently are convertible into 412,371 shares of Common Stock and the 50,000 shares of Series B Preferred Stock currently are convertible into 317,460 shares of Common Stock.

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CUSIP NO. 864591102                     13D              Page 6 of 9 Pages
----------------------------------                       -----------------------


         The Trust used trust assets to purchase 12,584 shares of Common Stock in December 1999 for an aggregate purchase price of $30,830.

         Of the 10,582 shares of Common Stock beneficially owned by Mr. Miller, 6,500 are shares of Common Stock which may be acquired pursuant to immediately exercisable options and 4,082 are shares of Common Stock which Mr. Miller's wife purchased in December 1999, using personal funds, for an aggregate purchase price of $10,000.

         On July 14, 2000, the Issuer filed a Form S-3 Registration Statement with the Securities and Exchange Commission relating to a minimum of 2,000,000 and a maximum of 2,500,000 shares of Common Stock which may be issued in connection with a proposed rights offering (the "Rights Offering"). Pursuant to the proposed Rights Offering, each holder of shares of Common Stock or Preferred Stock of the Issuer as of the record date will receive one right for each share of Common Stock or Common Stock equivalent owned. Each right will entitle the holder thereof to purchase 0.3087 shares of Common Stock for $2.00 per share. If any holders of Common Stock or Preferred Stock do not exercise their rights, then such unexercised rights will be offered, on a pro rata basis, to stockholders who have exercised their rights. Assuming that the Issuer commences the Rights Offering, the Limited Partnership intends to exercise its rights to purchase shares of Common Stock. In addition, the Limited Partnership has advised the Issuer that it intends (although is not obligated) to purchase any shares of Common Stock that are unsubscribed for, up to at least the minimum number of shares being offered in the Rights Offering. The source of funds for the Limited Partnership's exercise of rights to purchase shares of Common Stock in the Rights Offering is anticipated to be a capital contribution to be made by one of the partners of the Limited Partnership.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock and/or Preferred Stock of the Issuer reported hereby for investment purposes; however, in view of (i) the aggregate number of shares of Common Stock or Common Stock equivalents beneficially owned by the Reporting Persons and the Limited Partnership's intention to exercise its rights to purchase additional shares of Common Stock in the Rights Offering, (ii) the Limited Partnership's intention to purchase any shares of Common Stock that are unsubscribed for in the Rights Offering, up to at least the minimum number of shares being offered thereby,
(iii) Mr. Miller's position as Chairman of the Board of the Issuer, and (iv) the Limited Partnership's right, as a holder of Series A and Series B Preferred Stock, to designate three (3) nominees for election to the Issuer's Board of Directors (as further described in Item 6 below), the Reporting Persons may be deemed to control the Issuer.

         Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

         (a)      Aggregate Number/Percentage of Common Stock Beneficially
Owned:

                           the Limited Partnership:           729,831 shares/ 9.5%
                           the Trust:                         12,584 shares/ 0.2%
                           Mr. Miller:                        10,582 shares/ 0.2%

         The ownership percentages set forth above are based upon 6,949,716 shares of Common Stock issued and outstanding on June 2, 2000 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 29, 2000.

----------------------------------                       -----------------------
CUSIP NO. 864591102                     13D              Page 7 of 9 Pages
----------------------------------                       -----------------------



         The Limited Partnership beneficially owns 412,371 shares of Series A Preferred Stock, which currently are convertible into 412,371 shares of Common Stock, and 50,000 shares of Series B Preferred Stock, which currently are convertible into 317,460 shares of Common Stock. Of the 10,582 shares reported as beneficially owned by Mr. Miller, 6,500 represent shares of Common Stock which may be acquired pursuant to stock options which are immediately exercisable.

         The aggregate number of shares of Common Stock reported as beneficially owned by Mr. Miller does not include shares held by various trusts for the benefit of members of Mr. Miller's family, as to which Mr. Miller disclaims beneficial ownership. Specifically, (i) 50,000 shares of Series B Preferred Stock are held by the Harvey L. Miller Trust Dated January 21, 1983, a trust for the benefit of Mr. Miller's brother and members of his brother's immediate family (which shares currently are convertible into 317,460 shares of Common Stock), (ii) 16,667 shares of Common Stock are held by the Judith N. Bernstein 1994 Trust, a trust for the benefit of Mr. Miller's daughter and members of her immediate family, and (iii) 16,667 shares of Common Stock are held by the Sharon
A. Ring 1994 Trust, a trust for the benefit of Mr. Miller's daughter and members of her immediate family. Mr. Miller's beneficial ownership of Common Stock also does not include shares which are owned by certain of Mr. Miller's business associates and/or trusts for their benefit and for the benefit of their families, as to which Mr. Miller disclaims beneficial ownership. Specifically,
(i) the Howard I. Bernstein Declaration of Trust Dated April 28, 1987 owns 82,474 shares of Series A Preferred Stock, which currently are convertible into 82,474 shares of Common Stock, and (ii) Eric Achepohl owns 8,274 shares of Series A Preferred Stock, which currently are convertible into 8,274 shares of Common Stock.

         (b) Each Reporting Person has sole voting and dispositive power with respect to all of the shares reported as beneficially owned by it or him, except that Mr. Miller shares voting and dispositive power with respect to 4,082 shares of Common Stock with his wife, Goldie Wolfe. Ms. Wolfe, a United States citizen, is a commercial real estate broker for Insignia/ESG. Her business address is 311 South Wacker Drive, Suite 400, Chicago, Illinois 60606. During the last five years, Ms. Wolfe has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         (c) None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Limited Partnership's purchase of Series A Preferred Stock, the Limited Partnership and the other holders of Series A Preferred Stock entered into a Registration Rights Agreement with the Issuer dated May 28, 1999, which provides the holders of Series A Preferred Stock with certain rights to require the Issuer to register for sale the shares of Common Stock issuable to such holders (i) upon conversion of the Series A Preferred Stock, or (ii) as dividends in respect of the Series A Preferred Stock (and, upon conversion, in respect of the Common Stock). The Registration Rights Agreement also provides that, as long as any shares of the Series A Preferred Stock remain outstanding, the Issuer shall use its best efforts to nominate to the Board of Directors of the Issuer one (1) person designated by the majority of the outstanding Series A Preferred Stock, and the Issuer agrees to take all

----------------------------------                       -----------------------
CUSIP NO. 864591102                     13D              Page 8 of 9 Pages
----------------------------------                       -----------------------



actions necessary and use all reasonable endeavors to ensure such designee's election to the Board. Mr. Miller has served as the designee of the holders of the Series A Preferred Stock since May 28, 1999.

         In connection with the Limited Partnership's purchase of Series B Preferred Stock, the Registration Rights Agreement was amended on October 18, 1999 to (i) grant to the holders of the Series B Preferred Stock all of the same rights and privileges previously granted to the holders of the Series A Preferred Stock, and (ii) obligate the Issuer to use its best efforts to elect to the Issuer's Board of Directors a total of three (3) persons nominated by a majority of the holders of the Series A and Series B Preferred Stock, voting together as a separate class. Mr. Miller has continued to serve as a designee of the holders of the Series A and Series B Preferred Stock and such holders have not yet designated their other two (2) nominees for election to the Board of Directors of the Issuer. In addition, in connection with the Issuer's sale of Series B Preferred Stock (i) several persons resigned from the Issuer's Board of Directors, (ii) the Issuer agreed to reduce the size of its Board of Directors to seven (7) members, and (iii) Jack Miller was elected as Chairman of the Board of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         A. Agreement to File Amendment to Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Act.

----------------------------------                       -----------------------
CUSIP NO. 864591102                     13D              Page 9 of 9 Pages
----------------------------------                       -----------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2000

                          JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                          By: Jack Miller Trust Dated January 18, 1984, its general partner

                          By:      /s/ Jack Miller
                                   ---------------------------------------------
                                   Jack Miller, not individually but solely as
                                   trustee of the general partner

                          /s/ Jack Miller
                          ------------------------------------------------------
                          Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984

                          /s/ Jack Miller
                          ------------------------------------------------------
                                                 Jack Miller